Exhibit 33

                                 Certification
           Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Geoffrey A. Burns, certify that:

     1. I have reviewed this amendment to the annual report on Form 40-F of Pan American Silver Corp.; and

     2. Based on my knowledge, this amendment to the annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this amendment to the annual report.

              Date: April 11, 2005               /s/ Geoffrey A. Burns
                                                 ------------------------------
                                                 By:    Geoffrey A. Burns
                                                 Title: Chief Executive Officer

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I, A. Robert Doyle, certify that:

     1. I have reviewed this amendment to the annual report on Form 40-F of Pan American Silver Corp.; and

     2. Based on my knowledge, this amendment to the annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this amendment to the annual report.

              Date: April 11, 2005               /s/ A. Robert Doyle
                                                 ------------------------------
                                                 By:    A. Robert Doyle
                                                 Title: Chief Financial Officer